November 20, 2006

Richard Berman
Chief Executive Officer
Dorman Products, Inc.
3400 East Walnut Street
Colmar, Pennsylvania 18915

> **RE:** **Dorman Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Form 10-Q for the quarterly period ended July 1, 2006**
>
> **File No. 000-18914**

Dear Mr. Berman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mathias Barton, Chief Financial Officer
(215) 997-6031